November 19, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Blanket Fidelity Bond (Bond No. 87023109B)

Ladies and Gentlemen:

(1)	Pursuant to Rule 17g-1(g)(1)(ii) under the Investment Company Act of 1940, hereby enclose for filing with the Commission is Rider 14 to the joint insured bond changing the names of the following:

–	Lord Abbett All Value Fund, a series of Lord Abbett Securities Trust is changed to Lord Abbett Fundamental Equity Fund, a series of Lord Abbett Securities Trust

–	Lord Abbett Large-Cap Growth Fund is changed to Lord Abbett Stock Appreciation Fund

–	Lord Abbett America’s Value Fund, a series of Lord Abbett Research Fund, Inc. is changed to Lord Abbett Capital Structure Fund, a series of Lord Abbett Research Fund, Inc.

–	Lord Abbett Large-Cap Core Fund, a series of Lord Abbett Research Fund, Inc. is changed to Lord Abbett Classic Stock Fund, a series of Lord Abbett Research Fund, Inc.

(2)

The ICI Insurance Company, a Risk Retention Group, Investment Company Blanket Bond (“Blanket Fidelity Bond”) renewed from June 30, 2009 through June 30, 2010 and filed as required pursuant to Rule 17g-1(g)(1)(ii)(a)*;

(3)

A certificate signed by an authorized officer of the Funds certifying the resolutions of a majority of the Board of Directors (Trustees), who are not “interested persons” of each of the Funds, approving the amount, type, form and coverage of the Blanket Fidelity Bond and the portion of the premium to be paid by each Fund pursuant to Rule 17g-1(g)(1)(ii)(b)*;

*	Incorporated by reference to the Blanket Fidelity Bond filed on August 17, 2009.

(4)

A statement showing the amount of the single insured bond which each investment company would have provided and maintained had it not been named as an insured under the Blanket Fidelity Bond filed as required pursuant to Rule 17g-1(g)(1)(ii)(c)*;

(5)	As required by Rule 17g-1(g)(1)(ii)(d), the period for which premiums have been paid on the joint insured bond is June 30, 2009 to June 30, 2010; and

(6)	Copy of the amendment to the agreement between the investment company and all of the other named insureds as required pursuant to Rule 17g-1(g)(1)(ii)(e)*.

Please contact the undersigned if you need any additional information at (201) 827-2676.

Sincerely,

/s/ Raina Tai-Chew
Raina Tai-Chew
Paralegal
Lord, Abbett & Co. LLC

*	Incorporated by reference to the Blanket Fidelity Bond filed on August 17, 2009.

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Lord, Abbett & Co. LLC		87023109B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

July 1, 2009	June 30, 2009 to June 30, 2010	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the name of the Insured identified in Item 1 of the Declarations, Name of Insured, as

o	Lord Abbett All Value Fund, a series of:

Lord Abbett Securities Trust

is changed to:

o	Lord Abbett Fundamental Equity Fund, a series of:

Lord Abbett Securities Trust

and

Lord Abbett Large-Cap Growth Fund

is changed to:

Lord Abbett Stock Appreciation Fund

and

o	Lord Abbett America’s Value Fund, a series of:

Lord Abbett Research Fund, Inc.

is changed to:

o	Lord Abbett Capital Structure Fund, a series of:

Lord Abbett Research Fund, Inc.

and

o	Lord Abbett Large-Cap Core Fund, a series of:

Lord Abbett Research Fund, Inc.

is changed to:

o	Lord Abbett Classic Stock Fund, a series of:

Lord Abbett Research Fund, Inc.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN8.0-00 (1/02)